United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

ANNUAL CALENDAR OF CORPORATE EVENTS VALE S.A. Reference: 2026 Schedule dates for the disclosure of Periodic and Occasional Information Complete Annual Financial Statements - Year ended 12/31/25 02/12/2026 Formulário de Referência, relativo ao exercício social em curso 30/05/2025 Disclosure on the Brazilian Corporate Governance Code - Listed Companies 07/31/2026 Quarterly Reports 1Q26 04/28/2026 2Q26 07/30/2026 3Q26 10/29/2026 Annual General Meeting Management Proposal submission 03/12/2026 AGM Call Notice 03/12/2026 Annual General Meeting 04/30/2026 Webcast - Earnings Release 4Q25 02/13/2026 1Q26 04/29/2026 2Q26 07/31/2026 3Q26 10/30/2026 RFoerfemruelnácreio F doer mRe ferência, exer cício soc ial 053/02/90/52/0220625 IFSoSrBm Suulsátraioin daeb iRlietyfe Rreêpnocriat , relativo ao exer cício soc ial em curso 053/02/90/52/0220625

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 5, 2025		Director of Investor Relations